Exhibit 12.1
Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the nine months ended September 30, 2012

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$41,363,282

Add:
Interest on indebtedness (excluding capitalized interest)	172,956,223
Amortization of debt related expenses	6,019,458
Portion of rents representative of the interest factor	5,185,705
225,524,668

Distributed income from equity investees	150,720,770

Pretax earnings from continuing operations, as adjusted	$376,245,438

Fixed charges -
Interest on indebtedness (including capitalized interest)	$174,228,902
Amortization of debt related expenses	2,584,838
Portion of rents representative of the interest factor	5,185,705

Fixed charges	$181,999,445

Ratio of earnings to fixed charges	2.1